Exhibit 99.1

Press Release

BEZEQ GROUP REPORTS
FOURTH QUARTER & FULL YEAR 2014 FINANCIAL RESULTS

Shaul Elovitch, Bezeq Chairman: "2014 was a year of massive investments in infrastructure.  We deployed fiber-optics throughout the country, began upgrading to our 4G cellular network and launched advanced services in all of the Group companies."

David "Dudu" Mizrahi, Bezeq CFO & Deputy CEO: "Our financial results for 2014 demonstrate, once again, the financial strength of the Bezeq Group and our ability to achieve strong results despite the increased competition in all of our operating activities.  During the year, we increased our investments in infrastructure while still reducing the Group's net debt."

Tel Aviv, Israel – March 26, 2015 –Bezeq – The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced its financial results for the three months and year ended December 31, 2014. Details regarding the investor conference call and webcast to be held today are included later in this press release.

Bezeq Group (consolidated)	Q4 2014	Q4 2013	% change	FY 2014	FY 2013	% change
	(NIS millions)			(NIS millions)

Revenues	2,262	2,409	(6.1)%	9,055	9,563	(5.3)%
Operating profit	633	593	6.7%	3,226	2,819	14.4%
EBITDA	954	921	3.6%	4,507	4,130	9.1%
EBITDA margin	42.2%	38.2%		49.8%	43.2%
Net profit attributable to Company shareholders	416	352	18.2%	2,111	1,771	19.2%
Basic and Diluted EPS (NIS)	0.15	0.13	15.4%	0.77	0.65	18.5%
Cash flow from operating activities	739	935	(21.0)%	3,796	4,152	(8.6)%
Payments for investments	315	318	(0.9)%	1,275	1,228	3.8%
Free cash flow 1	507	710	(28.6)%	2,751	3,236	(15.0)%
Net debt/EBITDA (end of period) 2	1.60	1.96		1.60	1.96

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.
2 EBITDA in this calculation refers to the trailing twelve months.

Shaul Elovitch, Bezeq's Chairman, stated, “Despite increased competition across all the Group’s segments, we continue to believe our strategic focus on securing the industry-leading positions of our subsidiaries in both technology and services will create value for our customers and shareholders.  2014 was a year of massive investments in infrastructure.  We deployed fiber-optics throughout the country, began upgrading to our 4G cellular network and launched advanced services in all of the Group companies. Our operating results confirm our ability to attract new customers in our core business, Internet and television operations, while meeting the competition in the cellular market head on. Our financial results allow us to continue investing and securing our strong market position, while generating value for our shareholders.”

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2014 FINANCIAL RESULTS

Press Release

David "Dudu" Mizrahi, Chief Financial Officer and Deputy CEO of Bezeq, commented, “Our financial results for 2014 demonstrate, once again, the financial strength of the Bezeq Group and our ability to achieve strong results despite the increased competition in all of our operating activities.  During the year, we increased our investments in infrastructure while still reducing the Group's net debt."

Bezeq Group Results (Consolidated)

Revenues in 2014 amounted to NIS 9.06 billion compared with NIS 9.56 billion in 2013, a decrease of 5.3%.  The decrease in revenues was primarily related to a decrease in revenues from cellular services due to the challenging competitive environment in the cellular market as well as reduced revenues of Bezeq Fixed Line which were largely influenced by a decrease in fixed call termination rates.

Revenues in the fourth quarter of 2014 amounted to NIS 2.26 billion compared with NIS 2.41 billion in the corresponding quarter of 2013, a decrease of 6.1%.  The reduction in revenues was primarily related to a decrease in revenues from cellular services as mentioned above.

Salary expenses in 2014 amounted to NIS 1.77 billion compared with NIS 1.87 billion in 2013, a decrease of 5.6%.  The decrease in salary expenses was primarily due to streamlining at Bezeq Fixed Line and Pelephone as well as a reduction in share-based payments.

Salary expenses in the fourth quarter of 2014 amounted to NIS 440 million, in line with the corresponding quarter of 2013.

Operating expenses in 2014 amounted to NIS 3.37 billion compared with NIS 3.58 billion in 2013, a decrease of 5.9%.  For the fourth quarter of 2014, operating expenses amounted to NIS 853 million compared with NIS 966 million in the corresponding quarter of 2013, a decrease of 11.7%.  The decrease in operating expenses was due to a reduction in most of the expense items of Bezeq Fixed Line and Pelephone.

Other operating income in 2014 amounted to NIS 586 million compared with NIS 15 million in 2013. The increase in other operating income was due to the one-time gain of NIS 582 million from the sale of Coral Tel Ltd., the operator of the "Yad2" web site.

Other operating expenses in the fourth quarter of 2014 amounted to NIS 15 million compared with NIS 81 million in the corresponding quarter of 2013, a decrease of 81.5%. The decrease in other operating expenses was primarily due to a reduction in the provision for the collective labor agreement at Pelephone.

Operating profit in 2014 amounted to NIS 3.23 billion compared with NIS 2.82 billion in 2013, an increase of 14.4%.  Earnings before interest, taxes, depreciation and amortization (EBITDA) in 2014 amounted to NIS 4.51 billion (EBITDA margin of 49.8%) compared with NIS 4.13 billion (EBITDA margin of 43.2%) in 2013, an increase of 9.1%.  Net profit attributable to Bezeq shareholders in 2014 amounted to NIS 2.11 billion compared with NIS 1.77 billion in 2013, an increase of 19.2%.  The increase in profitability metrics was primarily due to the one-time gain from the sale of Coral Tel Ltd. mentioned above.

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2014 FINANCIAL RESULTS

Press Release

Operating profit in the fourth quarter of 2014 amounted to NIS 633 million compared with NIS 593 million in the corresponding quarter of 2013, an increase of 6.7%.  EBITDA in the fourth quarter of 2014 amounted to NIS 954 million (EBITDA margin of 42.2%) compared with NIS 921 million (EBITDA margin of 38.2%) in the corresponding quarter of 2013, an increase of 3.6%.  Net profit attributable to Bezeq shareholders in the fourth quarter of 2014 amounted to NIS 416 million compared with NIS 352 million in the corresponding quarter of 2013, an increase of 18.2%.  The increase in profitability metrics was primarily due to a decrease in operating expenses as well as in other operating expenses as mentioned above.

Cash flow from operating activities in 2014 amounted to NIS 3.80 billion compared with NIS 4.15 billion in 2013, a decrease of 8.6%.  Cash flow from operating activities in the fourth quarter of 2014 amounted to NIS 739 million compared with NIS 935 million in the corresponding quarter of 2013, a decrease of 21.0%.  The decrease in cash flow from operating activities was primarily due to lower profitability as well as a moderation in the rate of changes in working capital at Pelephone.

Payments for investments (Capex) in 2014 amounted to NIS 1.28 billion compared with NIS 1.23 billion in 2013, an increase of 3.8%. The Group's high level of investments is due to the continued nationwide rollout of Bezeq Fixed Line's fiber optic network, together with investments in advanced technologies for the enhancement of the NGN (Next Generation Network).

Payments for investments in the fourth quarter of 2014 amounted to NIS 315 million, in line with the corresponding quarter of 2013.

Free cash flow in 2014 amounted to NIS 2.75 billion compared with NIS 3.24 billion in 2013, a decrease of 15.0%.  Free cash flow in the fourth quarter of 2014 amounted to NIS 507 million compared with NIS 710 million in the corresponding quarter of 2013, a decrease of 28.6%.

Net financial debt of the Group amounted to NIS 7.20 billion at December 31, 2014 compared with NIS 8.09 billion as of December 31, 2013.  At December 31, 2014, the Group's net financial debt to EBITDA was 1.60, compared with 1.96 on December 31, 2013.

Dividend Announcement
In accordance with the Company's dividend policy, the Board of Directors recommended the distribution of 100% of net profits for the second half of 2014 as a cash dividend of NIS 844 million (approximately NIS 0.31 per share) to shareholders. The semi-annual dividend, which is subject to shareholder approval, would be payable on May 27, 2015.  The ex-dividend date is May 14, 2015.

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2014 FINANCIAL RESULTS

Press Release

2015 Outlook

Below is the Group's outlook for 2015 based on the existing information known to the Bezeq Group today:

Net profit attributable to shareholders:	Approximately NIS 1.5 billion

EBITDA:	Approximately NIS 4.2 billion

Free cash flow:	Approximately NIS 2.0 billion

The Company's forecasts detailed above are forward-looking information, as defined in the Securities Law, and are based on assessments, assumptions and expectations of the Company, including the following:

a.
The forecasts do not include the effects of a provision for the early retirement of employees and/or the signing of a collective labor agreement, as may occur, nor the execution of a transaction for the acquisition of all of the holdings of Eurocom DBS in yes.  However, the forecasts do include the effects of the Company's increase in its shareholding in yes to approximately 58.4% after the exercise of its option of 8.6% in yes shares as of the date of increase in share ownership (approximately 9 months).

b.
The forecasts are based, among other factors, on the Group's assessments concerning the competition in the communications market and the regulation of the industry, as well as the economic situation in Israel, and consequently, the Group's ability to implement its plans for 2015. Actual results may differ from those assessments, taking into account changes in the above mentioned factors and in the business conditions as well as in the impact of regulatory decisions, technological changes, developments in the communications market, and realization of risk factors detailed in the Group's periodic report for the year 2014.

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2014 FINANCIAL RESULTS

Press Release

Bezeq Fixed-Line Results

•	Revenues from Internet services in 2014 amounted to NIS 1.39 billion versus NIS 1.29 billion a year ago, an increase of 8.3%

•	Investments in 2014 amounted to NIS 822 million, an increase of 4.2% versus 2013

Stella Handler, Bezeq CEO, commented, “In 2014 we reached over one million households passed on our fiber optic network and registered an 80% increase in average Internet speeds based on our existing infrastructure. We are pleased to report that we gained over 100,000 new Internet subscribers in 2014. At the same time, operational streamlining efforts generated more than NIS 200 million in savings.

In the last two years, Bezeq has pursued several strategic initiatives to strengthen our competitive advantage and the value we offer our customers. We have developed our infrastructures while increasing investments, so as to provide customers with much higher bandwidths. At the same time, we significantly upgraded our customer service, by developing state-of-the-art tools for our customer service representatives. We also markedly enhanced our client-side self-service tools through digital platforms.

These long-term initiatives enabled us to post record growth in our Internet customer base in 2014, and maintain stability in our telephone customer base, while growing our enterprise business. Our focus on maximizing Bezeq Fixed Line’s value to customers as well as investing in infrastructure and service improvements is an excellent foundation for the Company as we move forward in 2015, a year in which market competition is expected to increase.”

Revenues in 2014 amounted to NIS 4.32 billion in 2014 compared with NIS 4.48 billion in 2013, a decrease of 3.6%.  Revenues in the fourth quarter of 2014 amounted to NIS 1.09 billion compared with NIS 1.10 billion in the corresponding quarter of 2013, a decrease of 1.4%.  After adjusting for the effects of the reduction in fixed call termination rates, revenues in 2014 were in line with 2013.

Revenues from broadband Internet services in 2014 amounted to NIS 1.39 billion compared with NIS 1.29 billion in 2013, an increase of 8.3%.  Revenues from broadband Internet services in the fourth quarter of 2014 grew 12.3% versus the year ago quarter and amounted to NIS 364 million compared with NIS 324 million in the corresponding quarter of 2013. Increased revenues from broadband Internet services was primarily due to accelerated growth in the number of Internet subscribers which increased by 101,000 in 2014 and 29,000 in the fourth quarter of 2014.

Revenues from transmission and data communication services in 2014 amounted to NIS 1.02 billion compared with NIS 990 million in 2013, an increase of 3.2%.  Revenues from transmission and data communication services in the fourth quarter of 2014 amounted to NIS 257 million compared with NIS 250 million in the corresponding quarter of 2013, an increase of 2.8%. The increase in revenues from transmission and data communication services was due to growth in the number of business customers and the number of data lines, as well as continued growth in the volume of data transmitted.

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2014 FINANCIAL RESULTS

Press Release

Revenues from telephony services in 2014 amounted to NIS 1.67 billion compared with NIS 1.97 billion in 2013, a decrease of 15.4%.  Revenues in the fourth quarter of 2014 amounted to NIS 409 million compared with NIS 468 million in the corresponding quarter of 2013, a decrease of 12.6%. The decrease in telephony revenues was primarily due to a reduction in the average revenue per line which was largely influenced by the decrease in fixed call termination rates as of December 1, 2013.

Salary expenses in 2014 amounted to NIS 895 million compared with NIS 980 million in 2013, a decrease of 8.7%.  Salary expenses in the fourth quarter of 2014 amounted to NIS 217 million compared with NIS 225 million in the corresponding quarter of 2013, a decrease of 3.6%.  The decrease in salary expenses was primarily due to the streamlining of Company operations, investments in technologies that simplify customer interfaces, and a reduction in share based payments.

Operating expenses in 2014 amounted to NIS 777 million compared with NIS 895 million in 2013, a decrease of 13.2%.  Operating expenses in the fourth quarter of 2014 amounted to NIS 196 million compared with NIS 223 million in the corresponding quarter of 2013, a decrease of 12.1%.  The decrease in operating expenses was due to a reduction in most of the expense items of the Company.

Other operating income in 2014 amounted to NIS 23 million compared with NIS 78 million in 2013, a decrease of 70.5%.  The reduction in other operating income was primarily due to an increase in the provision for early retirement which amounted to NIS 176 million in 2014 compared with NIS 90 million in 2013.

Other operating income in the fourth quarter of 2014 amounted to NIS 4 million compared with an expense of NIS 20 million in the corresponding quarter of 2013.  Other operating income/expense was primarily influenced by a provision in the amount of NIS 43 million for the early retirement of employees in the fourth quarter of 2014.

Operating profit in 2014 amounted to NIS 1.98 billion compared with NIS 2.00 billion in 2013, a decrease of 0.9%.  EBITDA in 2014 amounted to NIS 2.67 billion compared with NIS 2.68 billion in 2013, a decrease of 0.5%.  Net profit in 2014 amounted to NIS 1.32 billion compared with NIS 1.37 billion in 2013, a decrease of 4.1%.

In 2014, operating profit and EBITDA were in line with 2013 despite the decrease in revenues which were largely influenced by the aforementioned reduction in fixed call termination rates as well as the increase in the provision for the early retirement of employees.  Stability in these profitability metrics was achieved due to the reduction in operating expenses of the Company as a result of the implementation of efficiency efforts, among other factors.

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2014 FINANCIAL RESULTS

Press Release
The decrease in net profit was due to an increase in tax expenses, the reduction in fixed call termination rates, and an increase in the provision for early retirement as mentioned above.

For the fourth quarter of 2014, operating profit amounted to NIS 507 million compared with NIS 459 million in the corresponding quarter of 2013, an increase of 10.5%.  EBITDA in the fourth quarter of 2014 amounted to NIS 677 million (EBITDA margin of 62.3%) compared with NIS 633 million (EBITDA margin of 57.5%) in the corresponding quarter of 2013, an increase of 7.0%.  Net profit in the fourth quarter of 2014 amounted to NIS 345 million compared with NIS 312 million in the corresponding quarter of 2013, an increase of 10.6%.  The increase in profitability metrics was due to a decrease in operating and salary expenses as well as a moderated rate of reduction in revenues.

Cash flow from operating activities in 2014 amounted to NIS 2.26 billion compared with NIS 2.27 billion in 2013, a decrease of 0.7%. The relative stability in cash flow from operating activities was achieved despite the negative influence of the decrease in fixed call termination rates and the increase in cash payments for employee retirement.

Cash flow from operating activities in the fourth quarter of 2014 amounted to NIS 499 million compared with NIS 526 million in the corresponding quarter of 2013, a decrease of 5.1%.  The decrease in cash flow from operating activities was due to a sharp increase in cash payments for employee retirement which was recorded in the fourth quarter of 2014.

Payments for investments (Capex) in 2014 amounted to NIS 822 million compared with NIS 789 million in 2013, an increase of 4.2%.  Investments in the fourth quarter of 2014 amounted to NIS 195 million compared with NIS 222 million in the corresponding quarter of 2013, a decrease of 12.2%.  The high level of investments is due to the nationwide rollout of Bezeq’s fiber optic network as well as investments in advanced technologies for the enhancement of the NGN network and in furtherance of the Company's efforts to increase broadband speeds.

Free cash flow in 2014 amounted to NIS 1.66 billion compared with NIS 1.79 billion in 2013, a decrease of 7.3%.  Free cash flow in the fourth quarter of 2014 amounted to NIS 386 million compared with NIS 394 million in the corresponding quarter of 2013, a decrease of 2.0%.

In 2014, the Company added a record 101,000 Broadband Internet subscribers, representing an increase of 8.0% compared with 2013.  The number of Internet subscribers in the fourth quarter of 2014 increased sequentially by 29,000 and reached 1.34 million subscribers at the end of December 2014.

During the fourth quarter of 2014, average broadband speeds reached 32.5 Mbps compared with 24.0 Mbps sequentially, and 18.1 Mbps in the corresponding quarter of 2013.

Average revenue per Internet subscriber (ARPU) in the fourth quarter of 2014 amounted to NIS 85, in line sequentially and compared with NIS 82 in the corresponding quarter of 2013.

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2014 FINANCIAL RESULTS

Press Release

The number of telephony access lines continued to stabilize, and at the end of December 2014 amounted to 2.205 million, in line with the 2nd and 3rd quarter of 2014 and compared with 2.216 million in the corresponding quarter of 2013.

Average revenue per line (ARPL) in the fourth quarter of 2014 amounted to NIS 62, compared with NIS 63 sequentially and NIS 70 in the corresponding quarter of 2013.  ARPL in the corresponding quarter of 2013 included fixed call termination rates prior to their decrease on December 1, 2013.

Bezeq Fixed-Line - Financial data	Q4 2014	Q4 2013	% change	FY 2014	FY 2013	% change
	(NIS millions)			(NIS millions)

Revenues	1,086	1,101	(1.4)%	4,317	4,478	(3.6)%
Operating profit	507	459	10.5%	1,980	1,998	(0.9)%
EBITDA	677	633	7.0%	2,668	2,681	(0.5)%
EBITDA margin	62.3%	57.5%		61.8%	59.9%
Net profit 1	345	312	10.6%	1,315	1,371	(4.1)%
Cash flows from operating activities	499	526	(5.1)%	2,259	2,274	(0.7)%
Payments for investments	195	222	(12.2)%	822	789	4.2%
Free cash flow 2	386	394	(2.0)%	1,658	1,789	(7.3)%

1 Excluding share in profits/losses of equity-accounted investees.
2 Free cash flow is defined as cash flows from operating activities less net payments for investments.

Bezeq Fixed-Line - KPIs	Q4 2014	Q3 2014	Q4 2013	% change	% change
				vs.	vs.
				Q3 2014	Q4 2013

Number of active subscriber lines (end of period, in thousands) 1	2,205	2,205	2,216	0.0%	(0.5)%
Average monthly revenue per line (NIS) 2	62	63	70	(1.6)%	(11.4)%
Number of outgoing usage minutes (millions)	1,482	1,588	1,742	(6.7)%	(14.9)%
Number of incoming usage minutes (millions)	1,440	1,498	1,541	(3.9)%	(6.6)%
Churn rate (%) 3	2.5%	2.8%	3.1%
Number of broadband Internet subscribers (end of period, in thousands)	1,364	1,335	1,263	2.2%	8.0%
Average monthly revenue per broadband internet subscriber (NIS)	85	85	82	0.0%	3.7%
Average broadband speed per subscriber (end of period, Mbps)	32.5	24.0	18.1	35.4%	79.6%

1 Inactive subscribers are those whose lines have been physically disconnected (except for a subscriber in the first three months of collection proceedings).
2 Not including revenues from data communications and transmissions services, Internet services, services to communications providers, and contract and other services.  Based on average lines for the period.

3 Churn rate is calculated according to the number of telephone subscribers who have disconnected from the Company's services during the period, divided by the average number of telephone subscribers during the period.

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2014 FINANCIAL RESULTS

Press Release

Pelephone Results

•	Net profit in 2014 amounted to NIS 373 million, a decrease of 28.4% compared with 2013.

•	Cash flow from operating activities amounted to NIS 1.21 billion, a decrease of 23.8% compared with 2013.

•	Pelephone had the lowest churn in 2014 among Israeli incumbent cellular operators with negative net porting of 31,000 compared with 110,000 at Partner and 119,000 at Cellcom.

•	Operating profit for 2014 of NIS 449 million was the highest in the Israeli cellular market.

Gil Sharon, CEO, Pelephone, said today, “2014 saw heightened market competition, which grew even more intense in early 2015. In 2014, we continued implementing our streamlining initiatives, including cutting 280 jobs, a move which helped us bring the Company’s cost structure in line with market conditions. Pelephone leads the Israeli cellular industry in efficiency, and had the highest operating profit. In 2014, we generated NIS 1.2 billion in cash from operating activities, entirely from cellular operations. To continue providing customers with the fastest network in Israel, in 2014, we also launched our 4G LTE network, and have redoubled our efforts to deploy hundreds of sites around the country.

In 2014, Pelephone maintained its position as the company with the lowest customer churn among the incumbent operators. This was reflected in a negative net porting of 31,000 subscribers, as compared to 110,000 subscribers who left Partner, and 119,000 subscribers who left Cellcom,” Sharon noted."

Total revenues in 2014 amounted to NIS 3.42 billion compared with NIS 3.81 billion in 2013, a decrease of 10.2%. Total revenues in the fourth quarter of 2014 amounted to NIS 835 million compared with NIS 983 million in the corresponding quarter of 2013, a decrease of 15.1%.

Revenues from cellular services in 2014 amounted to NIS 2.45 billion compared with NIS 2.81 billion in 2013, a decrease of 12.6%.  Revenues from cellular services in the fourth quarter of 2014 amounted to NIS 584 million compared with NIS 688 million in the corresponding quarter of 2013, a decrease of 15.1%.

The decrease in service revenues was due to tariff erosion as a result of increased competition in the cellular market and the transition of existing customers to lower-priced plans in line with existing market prices. In addition, there was a decrease in hosting revenues on Pelephone's network.

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2014 FINANCIAL RESULTS

Press Release

Revenues from equipment sales in 2014 amounted to NIS 966 million compared with NIS 1 billion in 2013, a decrease of 3.5%. Revenues from equipment sales in the fourth quarter of 2014 amounted to NIS 251 million compared with NIS 295 million in the corresponding quarter of 2013, a decrease of 14.9%.  The decrease in revenues from equipment sales was primarily due to increased sales in the fourth quarter of 2013 to government employees pursuant to a contract with Pelephone.

Operating profit in 2014 amounted to NIS 449 million compared with NIS 608 million in 2013, a decrease of 26.2%. Operating profit in the fourth quarter of 2014 amounted to NIS 74 million compared with NIS 76 million in the corresponding quarter of 2013, a decrease of 2.6%.

EBITDA in 2014 amounted to NIS 879 million (EBITDA margin of 25.7%) compared with NIS 1.07 billion (EBITDA margin of 28.0%), a decrease of 17.5%.  EBITDA in the fourth quarter of 2014 amounted to NIS 184 million (EBITDA margin of 22.0%) compared with NIS 188 million (EBITDA margin of 19.1%), a decrease of 2.1%.

Net profit in in 2014 amounted to NIS 373 million compared with NIS 521 million in 2013, a decrease of 28.4%. Net profit in the fourth quarter of 2014 amounted to NIS 59 million compared with NIS 67 million in the corresponding quarter of 2013, a decrease of 11.9%.

Cash flow from operating activities in 2014 amounted to NIS 1.21 billion compared with NIS 1.59 billion, a decrease of 23.8%.  Cash flow from operating activities in the fourth quarter of 2014 amounted to NIS 158 million compared with NIS 327 million in the corresponding quarter of 2013, a decrease of 51.7%. The decrease in cash flow from operating activities was primarily due to a decrease in profitability as well as a moderation in the rate of changes in working capital.

In 2014, the number of Pelephone subscribers decreased by 56,000 and totaled 2.586 million subscribers as of December 31, 2014, compared with 2.642 million at December 31, 2013. The decrease in subscribers was due to increased competition in the cellular market.

In 2014, the number of employee positions decreased by 279 and totaled 2,515 employee positions at December 31, 2014.  The reduction in employee positions was primarily due to efficiency measures as well as a voluntary retirement plan implemented in 2014 at a total cost of NIS 18 million.  Pelephone continues to be the most efficient Israeli cellular company with the lowest number of employee positions among the incumbent operators.

Monthly ARPU in 2014 amounted to NIS 78 compared with NIS 86 in 2013.  ARPU in the fourth quarter of 2014 amounted to NIS 75 compared with NIS 86 in the corresponding quarter of 2013.  The reduction in monthly ARPU was due to the continued decrease in cellular service tariffs as a result of the increased competition in the cellular market in 2014.

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2014 FINANCIAL RESULTS

Press Release

Pelephone - Financial data	Q4 2014	Q4 2013	% change	FY 2014	FY 2013	% change
	(NIS millions)			(NIS millions)

Total revenues	835	983	(15.1)%	3,419	3,809	(10.2)%
Service revenues	584	688	(15.1)%	2,453	2,808	(12.6)%
Equipment revenues	251	295	(14.9)%	966	1,001	(3.5)%
Operating profit	74	76	(2.6)%	449	608	(26.2)%
EBITDA	184	188	(2.1)%	879	1,065	(17.5)%
EBITDA margin	22.0%	19.1%		25.7%	28.0%
Net profit	59	67	(11.9)%	373	521	(28.4)%
Cash flows from operating activities	158	327	(51.7)%	1,213	1,591	(23.8)%
Payments for investments	82	78	5.1%	329	320	2.8%
Free cash flow 1	78	250	(68.8)%	892	1,276	(30.1)%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

Pelephone - KPIs	Q4 2014	Q3 2014	Q4 2013	% change	% change
				vs.	vs.
				Q3 2014	Q4 2013

Total subscribers (end of period, in thousands) 1	2,586	2,600	2,642	(0.5)%	(2.1)%
Average revenue per user (ARPU, NIS) 2	75	78	86	(3.8)%	(12.8)%
Churn rate 3	5.6%	7.3%	8.3%

1 Subscriber data includes Pelephone subscribers (excluding subscribers of operators  that Pelephone hosts on its network) and do not include inactive subscribers who are connected to Pelephone's services for six months or more. An inactive subscriber is one who in the past six months has not received at least one call, not made at least one call/SMS, did not take one Internet action nor pay for any Pelephone services. A customer may have more than one subscriber line.

2 Average monthly revenue per subscriber is calculated by dividing average monthly revenue from cellular services, both from Pelephone subscribers and from other communications operators, including revenues from cellular operators who use Pelephone's network, and repair and warranty services in the period by average Pelephone active subscribers in the same period.

3 Churn rate is calculated according to the proportion of subscribers who have disconnected from the Company's services and subscribers who have become inactive during the period, divided by the total number of average active subscribers during the period.

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2014 FINANCIAL RESULTS

Press Release

Bezeq International Results

•	Revenues increased 5% to a record NIS 1.5 billion in 2014 versus the prior year

•	EBITDA reached NIS 362 million, representing a 1.4% increase versus 2013

•	Continued successful leveraging of the submarine cable led to a 3% increase in revenues from Internet services and an 8% rise in the number of Internet subscribers compared to a year ago

•	Significant growth in all profitability metrics compared to 2013: Increases of 2% in operating profit, 4% in net profit and 1% in EBITDA

Moti Elmaliach, CEO of Bezeq International, said “We are consistently the company of choice for customers, thanks to the integration of two key factors – top-quality service and a state-of-the-art tech offering. This winning combination enabled us to recruit the largest number of new household Internet subscribers in 2014 while also expanding our enterprise and international business.”

Revenues in 2014 amounted to a record NIS 1.50 billion compared with NIS 1.43 billion in 2013, an increase of 5.0%.  Revenues in the fourth quarter of 2014 also amounted to a record NIS 398 million compared with NIS 369 million in the corresponding quarter of 2013, an increase of 8.0%. The increases in full year and quarterly revenues were achieved despite the continued erosion in the international long distance call market. The increase was primarily due to the significant growth in revenues from business communications and cloud services as well as increases in revenues from data communications and Internet services delivered across the submarine cable infrastructure.

Operating profit in 2014 amounted to NIS 232 million compared with NIS 227 million in 2013, an increase of 2.1%.  Operating profit in the fourth quarter of 2014 amounted to NIS 57 million compared with NIS 56 million in the corresponding quarter of 2013, an increase of 1.0%.

EBITDA in 2014 amounted to a record NIS 362 million (EBITDA margin of 24.1%) compared with NIS 357 million (EBITDA margin of 24.9%), an increase of 1.4%.  EBITDA in the fourth quarter of 2014 amounted to NIS 90 million (EBITDA margin of 22.6%) compared with NIS 89 million (EBITDA margin of 24.2%) in the corresponding quarter of 2013, an increase of 0.8%.

Net profit in 2014 amounted to NIS 164 million compared with NIS 158 million in 2013, an increase of 4.0%.  Net profit in the fourth quarter of 2014 amounted to NIS 40 million compared with NIS 38 million in the corresponding quarter of 2013, an increase of 4.9%.

The increase in profitability metrics was primarily due to increased revenues from business communications, as well as continued growth in the number of Internet subscribers and in revenues from Internet services delivered across the submarine cable infrastructure.

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2014 FINANCIAL RESULTS

Press Release
Cash flow from operating activities in 2014 amounted to NIS 311 million compared with NIS 288 million in 2013, an increase of 8.2%.  The increase was due to an improvement in working capital.

Cash flow from operating activities in the fourth quarter of 2014 amounted to NIS 71 million, compared with NIS 77 million in the corresponding quarter of 2013, a decrease of 7.2%.

Free cash flow in 2014 amounted to NIS 203 million compared with NIS 191 million in 2013, an increase of 6.4%.  Free cash flow in the fourth quarter of 2014 amounted to NIS 43 million compared with NIS 59 million in the corresponding quarter of 2013, a decrease of 26.3%.

Bezeq International	Q4 2014	Q4 2013	% change	FY 2014	FY 2013	% change
	(NIS millions)			(NIS millions)

Revenues	398	369	8.0%	1,504	1,433	5.0%
Operating profit	57	56	1.0%	232	227	2.1%
EBITDA	90	89	0.8%	362	357	1.4%
EBITDA margin	22.6%	24.2%		24.1%	24.9%
Net profit	40	38	4.9%	164	158	4.0%
Cash flows from operating activities	71	77	(7.2)%	311	288	8.2%
Payments for investments	28	21	35.2%	110	105	5.6%
Free cash flow 1	43	59	(26.3)%	203	191	6.4%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2014 FINANCIAL RESULTS

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Yes Results

•	Revenues in 2014 increased 5.4% and amounted to NIS 1.72 billion compared with NIS 1.64 billion in 2013

•	EBITDA in 2014 grew 7.5% and amounted to NIS 570 million compared with NIS 530 million in the prior year

•	Yes added 31,000 subscribers in 2014 and reached a record 632,000 total subscribers at December 31, 2014

Ron Eilon, CEO of yes, stated, “In 2014 we continued our growth across all financial metrics, closing a record-setting year with impressive recruitment of more than 30,000 new customers.  We are happy to see that our commitment to superior customer service, industry-leading viewer experience and world-class content offering continue to drive our business forward. We thank our customers for their tremendous vote of confidence, despite the regulatory restrictions preventing us from offering triple-play bundles.”

Revenues in 2014 amounted to NIS 1.72 billion compared with NIS 1.64 billion in 2013, an increase of 5.4%.  Revenues in the fourth quarter of 2014 amounted to NIS 440 million compared with NIS 418 million in the corresponding quarter of 2013, an increase of 5.4%. The increase in revenues was due to growth in the number of subscribers.

Operating profit in 2014 amounted to NIS 273 million compared with NIS 268 million, an increase of 1.9%.  The increase in operating profit was primarily due to stronger revenues partially offset by an increase in cost of sales mainly due to higher content expenses as well as an increase in depreciation expenses.

Operating profit in the fourth quarter of 2014 amounted to NIS 57 million compared with NIS 60 million, a decrease of 4.9%.

EBITDA in 2014 increased 7.5% and amounted to NIS 570 million (EBITDA margin of 33.1%) compared with NIS 530 million (EBITDA margin of 32.4%) in 2013.  EBITDA in the fourth quarter of
2014 amounted to NIS 135 million (EBITDA margin of 30.7%) compared with NIS 131 million (EBITDA margin of 31.3%) in the corresponding quarter of 2013, an increase of 3.5%. The increase in EBITDA was primarily due to stronger revenues partially offset by an increase in cost of sales -mainly due to higher content expenses.

Profit before finance expenses to shareholders and taxes in 2014 amounted to NIS 162 million compared with NIS 107 million in 2013, an increase of 51.6%.  Profit before finance expenses to shareholders and taxes in the fourth quarter of 2014 amounted to NIS 34 million compared with NIS 27 million in the corresponding quarter of 2013.

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2014 FINANCIAL RESULTS

Press Release

Net loss in 2014 decreased 15.5% and amounted to NIS 322 million compared with NIS 381 million in 2013.  The improvement in net loss was due to a decrease in financing expenses as well as higher operating profits.

Net loss in the fourth quarter of 2014 amounted to NIS 87 million compared with NIS 83 million in the corresponding quarter of 2013.

Cash flow from operating activities in 2014 amounted to NIS 442 million compared with NIS 491 million in 2013, a decrease of 10.1%.  Free cash flow in 2014 amounted to NIS 138 million compared with NIS 167 million in 2013, a decrease of 17.8%.  The decrease in cash flow from operating activities was primarily due to changes in working capital partially offset by a reduction in net loss.

ARPU in the full year and fourth quarter of 2014 increased 0.4% and amounted to NIS 234 compared with NIS 233 in the corresponding periods of 2013.

In 2014, yes introduced several game-changing initiatives, including:

1)	yesBinge – a revolutionary television viewer experience offering back-to-back, complete-season viewing of the best shows in the world;
2)	the 24/7 library – the largest free VOD movie offering in Israel; and
3)	yesGo, our leading tech service, with dozens of live channels, viewable anytime, anywhere, from any device.

In 2015, the Company plans on pushing forward with its innovative approach to lead the market in service, technology and content with groundbreaking new projects that are sure to keep viewers intrigued.

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2014 FINANCIAL RESULTS

Press Release

yes - Financial data	Q4 2014	Q4 2013	% change	FY 2014	FY 2013	% change
	(NIS millions)			(NIS millions)

Revenues	440	418	5.4%	1,724	1,635	5.4%
Operating profit	57	60	(4.9)%	273	268	1.9%
EBITDA	135	131	3.5%	570	530	7.5%
EBITDA margin	30.7%	31.3%		33.1%	32.4%
Net loss	(87)	(83)	4.6%	(322)	(381)	(15.5)%
Cash flows from operating activities	122	134	(8.8)%	442	491	(10.1)%
Payments for investments	95	83	15.6%	305	324	(5.8)%
Free cash flow 1	27	50	(47.9)%	138	167	(17.8)%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

yes - KPIs	Q4 2014	Q3 2014	Q4 2013	% change	% change
				vs.	vs.
				Q3 2014	Q4 2013

Number of subscribers (end of period, in thousands) 1	632	623	601	1.4%	5.2%
Average revenue per user (ARPU, NIS) 2	234	233	233	0.4%	0.4%
Churn rate (%) 3	2.9%	3.2%	3.0%

1 Subscriber – one household or small business customer. For a business customer with numerous intake points or set top boxes (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

2 ARPU includes total yes revenues (content and equipment, premium channels, advanced services, and others) divided by average subscribers for the period.
3 Churn rate - the number of yes subscribers who left yes during the period divided by the average number of registered yes subscribers in the period.

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2014 FINANCIAL RESULTS

Press Release

Conference Call & Webcast Information

Bezeq will conduct a conference call hosted by Mr. Shaul Elovitch, Bezeq Chairman, and Mr. David "Dudu" Mizrahi, Bezeq Chief Financial Officer and Deputy CEO on Thursday, March 26, 2015, at 4:00 PM Israel Time / 10:00 AM Eastern Time. Participants are invited to join the live conference call by dialing:

International Phone Number: + 972-3-918-0609
Israel Phone Number: 03-918-0609

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of the Bezeq corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Wednesday, April 1, 2015. Participants are invited to listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5904
Israel Phone Number: 03-925-5904

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2014 FINANCIAL RESULTS

Press Release

About Bezeq The Israel Telecommunication Corp.

Bezeq is Israel's leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, and other data communications; satellite-based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at www.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management's expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved.  These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the "Securities Law"), which reports can be accessed at the Israeli Securities Authority's website, www.magna.isa.gov.il. A review of this press release is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the press release is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously.  No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: pr@bezeq.co.il

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2014 FINANCIAL RESULTS

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Condensed Consolidated Income Statements

Consolidated statements of income for the year ended December 31

	2014	2013	2012
	NIS million	NIS million	NIS million
Revenues	9,055	9,563	10,278

Costs of activity
Depreciation and amortization	1,281	1,311	1,436
Salaries	1,768	1,872	1,976
General and operating expenses	3,366	3,576	3,953
Other operating income, net	(586)	(15)	(128)
	5,829	6,744	7,237

Operating profit	3,226	2,819	3,041
Financing expenses
Financing expenses	486	573	649
Financing income	(356)	(428)	(498)
Financing expenses, net	130	145	151

Profit after financing expenses, net	3,096	2,674	2,890
Share in losses of equity-accounted investees	170	252	245
Profit before income tax	2,926	2,422	2,645
Income tax	815	651	778
Profit for the year	2,111	1,771	1,867

Attributable to:
Owners of the Company	2,111	1,771	1,861
Non-controlling interests	-	-	6
Profit for the year	2,111	1,771	1,867

Earnings per share (NIS)
Basic and diluted earnings per share	0.77	0.65	0.68

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2014 FINANCIAL RESULTS

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"Bezeq" The Israel Telecommunication Corp., Limited
Other Operating Expenses (Income), Net

	Year ended December 31
	2014	2013	2012
	NIS million	NIS million	NIS million

Profit from the sale of shares in Coral Tel Ltd.	582	-	-
Profit from the sale of property, plant and equipment (mainly real estate)	167	120	125
Profit from copper sales	8	47	79
Provision for contingent liabilities, net	23	-	10
Other operating income	780	167	214
Provision for early retirement	176	90	32
Expenses for a collective agreement at Pelephone	18	61	-
Loss from the discontinuation of a software development project	-	1	54
Total other operating expenses	194	152	86

Other operating income, net	(586)	(15)	(128)

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2014 FINANCIAL RESULTS

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets

Consolidated Statements of Financial Position as at December 31

	2014	2013
Assets	NIS million	NIS million

Cash and cash equivalents	660	610
Investments, including derivatives	2,223	1,132
Trade receivables	2,227	2,651
Other receivables	238	344
Inventory	96	117
Assets classified as held for sale	22	66
Total current assets	5,466	4,920

Trade and other receivables	566	652
Property, plant and equipment	6,079	5,973
Intangible assets	1,793	2,060
Deferred and other expenses	253	261
Investments in equity-accounted investees (mainly loans)	1,057	1,015
Investments	99	81
Deferred tax assets	-	60
Total non-current assets	9,847	10,102

Total assets	15,313	15,022

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2014 FINANCIAL RESULTS

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets (Continued)

Consolidated Statements of Financial Position as at December 31 (Contd.)

	2014	2013
	NIS million	NIS million

Debentures, loans and borrowings	1,481	1,136
Trade payables	664	719
Other payables, including derivatives	710	707
Current tax liabilities	600	523
Provisions	62	125
Employee benefits	259	257
Total current liabilities	3,776	3,467

Loans and debentures	8,606	8,691
Employee benefits	233	234
Provisions	69	68
Deferred tax liabilities	17	55
Derivatives	94	11
Other liabilities, including derivatives	77	73
Total non-current liabilities	9,096	9,132

Total liabilities	12,872	12,599

Total equity	2,441	2,423

Total liabilities and equity	15,313	15,022

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2014 FINANCIAL RESULTS

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows

Consolidated statements of cash flows for the year ended December 31

	2014	2013	2012
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the year	2,111	1,771	1,867
Adjustments:
Depreciation and amortization	1,281	1,311	1,436
Profit from sale of the shares of Coral Tel Ltd.	(582)	-	-
Share in losses of equity-accounted investees	170	252	245
Financing expenses, net	229	278	291
Capital gain, net	(175)	(159)	(150)
Share-based payments	(1)	29	72
Income tax expenses	815	651	778
Miscellaneous	(7)	(22)	-

Change in inventory	28	9	74
Change in trade and other receivables	549	646	505
Change in trade and other payables	(39)	27	(233)
Change in provisions	(63)	(29)	(34)
Change in employee benefits	3	2	(144)
Change in other liabilities	4	11	(31)
Net income tax paid	(527)	(625)	(662)
Net cash from operating activities	3,796	4,152	4,014

Cash flow used for investing activities
Net consideration for the sale of Coral Tel Ltd. shares	596	-	-
Investment in intangible assets and deferred expenses	(194)	(186)	(269)
Proceeds from the sale of property, plant and equipment	230	312	305
Acquisition of financial assets held for trading and others	(2,720)	(1,570)	(2,527)
Proceeds from the sale of financial assets held for trading and others	1,635	1,528	2,396
Purchase of property, plant and equipment	(1,081)	(1,042)	(1,271)
Proceeds (investment) from disposal of long-term investments	(19)	9	100
Miscellaneous	7	32	29
Net cash used for investing activities	(1,546)	(917)	(1,237)

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2014 FINANCIAL RESULTS

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows (Continued)

Consolidated statements of cash flows for the year ended December 31 (Contd.)

	2014	2013	2012
	NIS million	NIS million	NIS million
Cash flows used in financing activities
Issue of debentures and receipt of loans	1,446	1,364	650
Repayment of debentures and loans	(1,149)	(1,120)	(720)
Dividends paid	(2,069)	(2,830)	(3,071)
Interest paid	(431)	(453)	(464)
Increase in the rate of holding in a subsidiary	-	(50)	(77)
Miscellaneous	3	(2)	19
Net cash used in financing activities	(2,200)	(3,091)	(3,663)

Increase (decrease) in cash and cash equivalents, net	50	144	(886)
Cash and cash equivalents as at January 1	610	466	1,352
Cash and cash equivalents as at the end of the year	660	610	466

BEZEQ GROUP REPORTS FOURTH QUARTER & FULL YEAR 2014 FINANCIAL RESULTS